Exhibit 99.2

Capitalization and indebtedness

The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 31 December 2012 in accordance with IFRS:

31 December 2012
$ million
Share capital

Capital shares (1-2)	5,261
Paid-in surplus (3)	11,046
Merger reserve (3)	27,206
Own shares	(280)
Treasury shares	(20,774)
Available-for-sale investments	685
Cash flow hedge reserve	1,090
Foreign currency translation reserve	5,087
Share-based payment reserve	1,608
Profit and loss account	87,485

BP shareholders’ equity	118,414

Finance debt (4-6)
Due within one year	10,030
Due after more than one year	38,767

Total finance debt	48,797

Total capitalization (7)	167,211

(1)	Issued share capital as of 31 December 2012 comprised 19,135,751,315 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,823,408,002 ordinary shares which have been bought back and held in treasury by BP. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.
(2)	Capital shares represent the ordinary and preference shares of BP which have been issued and are fully paid.
(3)	Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.
(4)	Finance debt recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 31 December 2012.
(5)	Obligations under finance leases are included within finance debt in the above table.
(6)	As of 31 December 2012, the parent company, BP p.l.c., had outstanding guarantees totalling $47,042 million, of which $47,012 million related to guarantees in respect of liabilities of subsidiary undertakings, including $46,271 million relating to finance debt by subsidiaries. Thus 95% of the Group’s finance debt had been guaranteed by BP p.l.c.

At 31 December 2012, $142 million of finance debt was secured by the pledging of assets. The remainder of finance debt was unsecured.

(7)	There has been no material change since 31 December 2012 in the consolidated capitalization and indebtedness of BP.